Exhibit 1

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiary. “LDI” refers to NAP’s subsidiary Lac des Iles Mines Ltd. and “NAP Quebec” refers to its previously held subsidiary, NAP Quebec Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2013, compared to those of the respective periods in the prior year. This MD&A has been prepared as of August 7, 2013 and is intended to supplement and complement the consolidated financial statements and notes thereto for the three and six months ended June 30, 2013 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company’s expansion plans including the LDI mine expansion, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, cash cost estimates, proposed mining methods and rates other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks to the LDI mine expansion timeline, environmental hazards, uncertainty of mineral reserves and resources, the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including to fund the expansion of the Lac des Iles mine, the possibility that the Lac des Iles mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employee relations, risks related to the availability of skilled labour, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, that there will be no material delays related to commissioning equipment, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its flagship LDI mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce.

The Company is expanding the underground LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods. Through the utilization of the shaft and bulk mining methods, operations are expected to benefit from increased mining rates and decreased operating costs, transforming LDI into a low cost producer with a rising production profile.

The Company has significant exploration potential near the LDI mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer with excess mill capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the NYSE MKT under the symbol PAL.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
OPERATIONAL HIGHLIGHTS	2013	2012	2013	2012
Mining
Tonnes ore mined	433,580	504,497	974,274	1,036,924
Palladium head grade (g/t)	2.8	3.3	3.0	3.3
Milling
Tonnes ore milled	483,266	528,068	986,851	1,048,012
Palladium head grade (g/t)	3.1	3.4	3.2	3.4
Palladium recovery (%)	80.7	77.3	80.4	77.3
Payable production
Palladium (oz)	35,428	40,017	74,082	81,777
Platinum (oz)	2,780	2,930	5,622	5,528
Gold (oz)	2,844	2,643	5,845	5,389
Nickel (lb)	430,629	397,262	822,135	789,559
Copper (lb)	798,468	691,096	1,500,391	1,326,720
Realized palladium price per ounce (US$)	$719	$622	$724	$646
Cash cost per ounce palladium sold (US$) [1]	$564	$429	$524	$404

FINANCIAL HIGHLIGHTS	Three months ended June 30		Six months ended June 30
($000s except per share amounts)	2013	2012	2013	2012
Revenue	$33,213	$40,563	$80,303	$82,143
Expenses
Production costs	25,701	27,948	54,642	53,342
Smelting, refining and freight	3,406	3,760	7,208	6,735
Royalty	892	1,471	3,401	3,065
Depreciation and amortization	7,004	4,905	13,089	8,697
Income (loss) from mining operations	(4,215)	2,381	909	10,206
Exploration	2,192	2,764	7,032	5,948
General and administration	2,186	3,161	5,099	6,464
Foreign exchange loss (gain)	4,495	(258)	5,317	(39)
Interest expense and other costs	15,359	1,257	16,618	2,283
Earnings
Loss from continuing operations	(26,268)	(1,903)	(31,625)	(1,756)
Loss from continuing operations per share	$(0.15)	$(0.01)	$(0.17)	$(0.01)
Loss and comprehensive loss	(26,268)	(3,053)	(29,116)	(3,981)
Loss per share	$(0.15)	$(0.02)	$(0.16)	$(0.02)
Adjusted net (loss) income [1]	(5,116)	1,337	(5,007)	4,887
EBITDA [1]	(3,905)	4,259	(1,918)	9,244
Adjusted EBITDA [1]	3,050	6,765	10,382	15,133
Capital spending, continuing operations	27,805	32,072	65,873	69,282

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

FINANCIAL CONDITION

	As at June 30	As at December 31
($000s)	2013	2012
Net working capital	$26,691	$32,563
Cash balance	44,809	20,168
Shareholders’ equity	228,900	246,900
Total debt	211,774	130,395

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

•	In the second quarter of 2013, 433,580 tonnes at an average grade of 2.8 g/t palladium were mined compared to 504,497 tonnes at an average palladium grade of 3.3 g/t in the prior year.

•	The mill processed 483,266 tonnes of ore at an average palladium head grade of 3.1 grams per tonne and a recovery of 80.7% to produce 35,428 ounces of payable palladium in the second quarter of 2013.

•	Revenue decreased to $33.2 million in the second quarter of 2013 primarily due to lower quantities of payable palladium and by-product metal sold.

•

Production costs decreased to $25.7 million in the second quarter of 2013 from $27.9 million in the prior year period primarily due to fewer tonnes mined and milled and a concentrate inventory movement partially offset by higher cost per tonne mined and milled.

•

In the second quarter of 2013, capital expenditures from continuing operations totaled $27.8 million with $24.4 million spent on the LDI mine expansion, excluding $3.5 million of capitalized interest, and an additional $4.3 million spent primarily on the tailings management facility.

•	In June 2013, the Company:

(i) closed a US$130 million secured term loan bearing interest at 15% per annum and due June 7, 2017;

(ii) repaid $72.0 million of existing senior secured notes;

(iii) extended its US$60 million revolving operating line of credit to July 2014;

(iv) issued approximately 8.7 million of flow-through common shares for net proceeds of approximately $9.6 million.

•

During the second quarter of 2013, the Company incurred $15.4 million of financing related costs including an $11.0 million loss on extinguishment of debt and $2.3 million of financing costs and had a $4.5 million foreign exchange loss on US$ denominated debt.

•	In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.6 million.

•

During the second quarter of 2013, the Company made steady progress advancing the shaft sinking and critical construction components of its mine expansion. The shaft development remains on schedule with production from the shaft expected by the beginning of the fourth quarter of 2013.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

PALLADIUM OPERATIONS –OPERATING, CAPITAL EXPENDITURES & FINANCIAL RESULTS

The LDI mine consists of an open pit, an underground mine, and a mill with a processing capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby zone open pit, the underground Roby zone and the underground Offset zone, all disseminated magmatic palladium-platinum group metal deposits.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Ore mined (tonnes)
Underground
Roby	—	173,069	143,037	343,386
Offset	131,606	35,323	234,225	84,943

	131,606	208,392	377,262	428,329

Surface
Open pit	247,954	206,965	538,323	487,635
High grade stockpile	54,020	4,810	54,020	10,175
Low grade stockpile	—	84,330	4,669	110,785

	301,974	296,105	597,012	608,595

Total	433,580	504,497	974,274	1,036,924

Mined ore grade (Pd g/t)
Underground
Roby	—	5.3	4.2	5.4
Offset	4.4	4.6	4.2	4.8

	4.4	5.2	4.2	5.3

Surface
Open pit	2.3	2.3	2.4	2.1
High grade stockpile	1.5	1.8	1.5	1.8
Low grade stockpile	—	1.0	1.0	1.0

	2.1	1.9	2.3	1.9

Average	2.8	3.3	3.0	3.3

Milling
Tonnes of ore milled	483,266	528,068	986,850	1,048,012
Palladium head grade (g/t)	3.1	3.4	3.1	3.4
Palladium recoveries (%)	80.7	77.3	80.4	77.3
Tonnes of concentrate produced	4,380	4,390	8,882	8,958
Total cost per tonne milled	$53	$52	$55	$52
Payable production
Palladium (oz)	35,428	40,017	74,082	81,777
Platinum (oz)	2,780	2,930	5,622	5,528
Gold (oz)	2,844	2,643	5,845	5,389
Nickel (lbs)	430,629	397,262	822,135	789,559
Copper (lbs)	798,468	691,096	1,500,391	1,326,720
Cash cost per ounce of palladium sold (US$)[1]	$564	$429	$524	$404

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Mining

Ore mined at LDI during the second quarter of 2013 consisted of 433,580 tonnes at an average grade of 2.8 g/t palladium compared to 504,497 tonnes at an average palladium grade of 3.3 g/t in the prior year. The decrease in tonnage mined in 2013 was primarily due to fewer tonnes from the Roby zone, with no mining activity in that zone during the second quarter of 2013, partially offset by more tonnes mined at the Offset zone and the open pit as well as the processing of more high grade stockpile material. The average grade of ore mined decreased primarily due to not mining the higher grade Roby zone in the second quarter of 2013 as well as lower grades of ore mined for all other deposits and stockpiles compared with the prior year. The ore mined in the Offset zone in the second quarter of 2013 was at grades anticipated by the Company for that section of the ore body.

Ore mined at LDI during the six months ended June 30, 2013, consisted of 974,274 tonnes at an average grade of 3.0 g/t palladium compared to 1,036,924 tonnes at an average palladium grade of 3.3 g/t in the prior year. The decrease in tonnage mined in 2013 was primarily due to fewer tonnes from the Roby zone and the low grade stockpile partially offset by more tonnes mined at the Offset zone, the open pit and the high grade stockpile. The average grade of ore mined decreased in the first half of 2013 primarily due to fewer tonnes mined in the Roby zone as well as lower or similar grades mined at all other deposits and stockpiles compared with the prior year.

The open pit and Roby deposits were largely mined out of readily available mineralized material at the end of the second quarter of 2013. Both deposits have potential economic mineralized material available for future processing; however, an economic justification has not yet been completed and the Company does not currently have this potential material included in its mine plan.

Milling

During the second quarter of 2013, the LDI mill processed 483,266 tonnes of ore at an average palladium head grade of 3.1 grams per tonne and a recovery of 80.7% to produce 35,428 ounces of payable palladium (2012 – 528,068 tonnes milled, average palladium head grade of 3.4 grams per tonne, palladium recovery of 77.3%, produced 40,017 ounces of payable palladium).

During the six months ended June 30, 2013, the LDI mill processed 986,851 tonnes of ore at an average palladium head grade of 3.2 grams per tonne and a recovery of 80.4% to produce 74,082 ounces of payable palladium (2012 – 1,048,012 tonnes milled, average palladium head grade of 3.4 grams per tonne, palladium recovery of 77.3%, produced 81,777 ounces of payable palladium).

The higher mill recovery in both the second quarter and first six months of 2013 compared to 2012 was primarily due to improvements in the mill which increased palladium recovery compared with the prior year despite the lower average palladium head grades processed. Payable metal production was impacted by a new smelter contract which pays a lower percentage of contained metal compared to the contract in the prior year.

Total production costs per tonne milled were $53 and $55 in the second quarter of 2013 and the first six months of 2013 respectively, compared to $52 and $52 per tonne in the corresponding 2012 periods. The increases were primarily due to increased milling costs in 2013 combined with lower tonnages milled compared with the prior periods. As the mill has excess capacity relative to the mining rate, it operates on a two-week on/ two-week off schedule.

Cash Cost per Ounce of Palladium Sold

The cash cost per ounce of palladium sold increased to US$5641 in the second quarter of 2013 compared to US$4291 per ounce in the prior year. Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A. The increase in cash cost per ounce of palladium in 2013 was primarily due to lower by-product metal revenues and the effect of fewer payable palladium ounces sold partially offset by decreased production, smelting, refining and freight costs and royalty expense compared with the second quarter of 2012. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

The cash cost per ounce of palladium sold increased to US$5241 in the first six months of 2013 compared to US$4041 per ounce in the prior year. The increase in cash cost per ounce of palladium in 2013 was primarily due to increased production, smelting, refining and freight costs, royalty expense, lower by-product metal revenues and the effect of fewer payable palladium ounces sold compared with 2012.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

Capital expenditures

The LDI mine continues its transition from mining underground by ramp to mining by shaft while continuing to utilize bulk mining methods. The Company expects that shaft mining will allow economic access to deeper mineralized zones at lower production costs than ramp mining.

In the first six months of 2013, capital expenditures from continuing operations totaled $65.9 million, exclusive of $5.9 million of capitalized interest, compared with $69.3 million in 2012. Of the $65.9 million, $53.7 million was spent on the LDI mine expansion including: $15.3 million on shaft sinking and infrastructure; $13.1 million on level access and vertical development; $10.0 million on surface and underground construction; $3.6 million on procurement; $0.4 million on parts and maintenance; $1.8 million on capitalized exploration expenditures; $6.3 million on general and administration, indirects and equipment charge-backs; and $3.2 million for other development costs. The Company spent an additional $12.2 million on capital which included $9.8 million for the tailings management facility.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Revenue	$33,213	$40,563	$80,303	$82,143

Mining operating expenses
Production costs
Mining	18,294	18,258	37,739	37,531
Milling	7,097	6,604	14,770	12,329
General and administration	1,337	1,444	3,101	3,134

	26,728	26,306	55,610	52,994
Inventory and others	(1,027)	1,642	(968)	348

	25,701	27,948	54,642	53,342
Smelting, refining and freight costs	3,406	3,760	7,208	6,735
Royalty expense	892	1,471	3,401	3,065
Depreciation and amortization	7,004	4,905	13,089	8,697
Loss on disposal of equipment	425	98	1,054	98

Total mining operating expenses	$37,428	$38,182	$79,394	$71,937

Income (loss) from mining operations	$(4,215)	$2,381	$909	$10,206

The Company has included income from mining operations as an additional IFRS measure to provide the reader with information on the actual results of the LDI operations.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Revenue

Revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 25,000 ounces of palladium as at June 30, 2013 (December 31, 2012 – 55,000 palladium ounces) and mature from July 2013 through October 2013 at an average forward price of US$749 per ounce of palladium (December 31, 2012 – US$640 per ounce). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at June 30, 2013 was an asset of $2.1 million included in accounts receivable (December 31, 2012 – a liability of $3.2 million included in accounts payable and accrued liabilities).

Revenue for the three months ended June 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	32,620	2,562	2,625	393,838	732,710	n.a.	n.a.

Realized price (US$) (1)	$719	$1,489	$1,444	$6.70	$3.29	n.a.	n.a.

Revenue before price adjustment ($000s)	$23,793	$3,835	$3,756	$2,712	$2,409	$76	$36,581
Price adjustment ($000s):
Commodities	(2,226)	(858)	(788)	(374)	(157)	(3)	(4,406)
Foreign exchange	504	193	164	95	81	1	1,038

Revenue ($000s)	$22,071	$3,170	$3,132	$2,433	$2,333	$74	$33,213

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended June 30, 2012

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	42,285	3,055	2,782	416,422	721,962	n.a.	n.a.

Realized price (US$) (1)	$622	$1,487	$1,606	$7.73	$3.53	n.a.	n.a.

Revenue before price adjustment ($000s)	$26,935	$4,573	$4,549	$3,239	$2,596	$118	$42,010
Price adjustment ($000s):
Commodities	(426)	(615)	(333)	(92)	(187)	(38)	(1,691)
Foreign exchange	(68)	105	124	46	32	5	244

Revenue ($000s)	$26,441	$4,063	$4,340	$3,193	$2,441	$85	$40,563

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Revenue for the second quarter of 2013 decreased $7.4 million or 18% compared with the same period in 2012 primarily due to lower tonnes and grades of mineralized material mined, resulting in a decrease in sales volumes, combined with a higher volume of concentrate inventory on hand for which revenue has not yet been recognized.

The reduction in sales volumes included the impact of in-transit sales reclassified to inventory in the period. Scheduling of concentrate shipments resulted in concentrate inventories increasing to 484 tonnes at the end of second quarter of 2013 representing approximately $3.0 million of gross revenue that was not recognized in revenue in the second quarter of 2013 compared to 75 tonnes representing approximately $0.4 million of gross revenue in 2012. Commodity and foreign exchange adjustments reduced reported revenue by $1.9 million compared to 2012 primarily due to fewer ounces of palladium hedged in 2013 with 25,000 ounces hedged at June 30, 2013, compared to 91,300 ounces hedged at June 30, 2012. This decrease in hedge coverage resulted in an increased exposure to price and foreign exchange movements for the three months ended June 30, 2013.

Payable palladium and platinum produced decreased by 4,589 ounces and 150 ounces respectively in the second quarter of 2013 compared with the same period in 2012 while payable production increased for gold, nickel and copper. Realized price per ounce increased for palladium while the prices decreased for platinum, gold, nickel and copper in the second quarter of 2013 compared to 2012.

Revenue for the six months ended June 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	72,380	5,465	5,701	785,344	1,444,987	n.a.	n.a.

Realized price (US$) (1)	$724	$1,557	$1,529	$7.09	$3.41	n.a.	n.a.

Revenue before price adjustment ($000s)	$53,921	$8,569	$8,748	$5,799	$4,973	$121	$82,131
Price adjustment ($000s):
Commodities	(953)	(620)	(817)	(402)	(241)	(3)	(3,036)
Foreign exchange	317	363	270	130	127	1	1,208

Revenue ($000s)	$53,285	$8,312	$8,201	$5,527	$4,859	$119	$80,303

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the six months ended June 30, 2012

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	81,233	5,490	5,356	785,816	1,319,488	n.a.	n.a.

Realized price (US$) (1)	$640	$1,487	$1,606	$7.73	$3.53	n.a.	n.a.

Revenue before price adjustment ($000s)	$53,516	$8,612	$8,927	$6,447	$4,890	$305	$82,697
Price adjustment ($000s):
Commodities	261	439	104	(258)	44	(15)	575
Foreign exchange	(936)	(72)	(48)	(40)	(33)	—	(1,129)

Revenue ($000s)	$52,841	$8,979	$8,983	$6,149	$4,901	$290	$82,143

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Revenue for the first six months of 2013 decreased $1.8 million or 2% compared with the same period in 2012 primarily due to lower tonnes and grades of mineralized material mined resulting in a decrease in sales volumes combined with a higher volume of concentrate inventory on hand for which revenue has not yet been recognized.

The reduction in sales volumes included the impact of in-transit sales reclassified to inventory in the period noted above. Commodity and foreign exchange adjustments reduced reported revenue by $1.3 million compared to 2012 primarily due to fewer ounces of palladium hedged in 2013 with 25,000 ounces hedged at June 30, 2013, compared to 91,300 ounces hedged at June 30, 2012. This decrease in hedge coverage resulted in an increased exposure to price and foreign exchange movements for the six months ended June 30, 2013.

Payable palladium produced decreased 7,695 ounces in the first six months of 2013 compared with the same period in 2012 while payable by-product production increased for platinum, gold, nickel and copper. Realized price per ounce increased for palladium while the prices decreased for platinum, gold, nickel and copper in the first six months of 2013 compared to 2012.

Payable palladium in the first six months of 2013 and a portion of the second quarter of 2013 was impacted by a new smelter contract which included lower accountability rates for the payable metal contained in concentrate compared to the contract that was in effect in the prior period.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates on the dates noted.

	Jun-30 2013		Mar-31 2013		Dec-31 2012		Sep-30 2012		Jun-30 2012		Mar-31 2012		Dec-31 2011		Sep-30 2011
Palladium – US$/oz		$643		$770		$699		$642		$578		$651		$636		$614
Platinum – US$/oz		$1,317		$1,576		$1,523		$1,668		$1,428		$1,640		$1,381		$1,511
Gold – US$/oz		$1,192		$1,598		$1,664		$1,776		$1,599		$1,663		$1,575		$1,620
Nickel – US$/lb		$6.20		$7.50		$7.75		$8.40		$7.46		$7.91		$8.28		$8.30
Copper – US$/lb		$3.06		$3.44		$3.59		$3.75		$3.44		$3.83		$3.43		$3.24

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.95	US$	0.98	US$	1.01	US$	1.02	US$	0.98	US$	1.00	US$	0.98	US$	0.96

*	Based on the London Metal Exchange

Operating Expenses from Continuing Operations

Production costs

For the quarter ended June 30, 2013, operating expenses were $25.7 million, compared to $27.9 million in the prior year period. The $2.2 million decrease in operating expenses in 2013 was primarily due to fewer tonnes mined and milled partially offset by higher costs per tonne mined and milled.

For the six months ended June 30, 2013, operating expenses were $54.6 million, compared to $53.3 million in the prior year period. The $1.3 million increase in operating expenses in 2013 was primarily due to an increase in mining and milling costs per tonne despite fewer tonnes mined and milled partially offset by a favourable change in inventory levels and insurance amounts received.

Mining costs in the second quarter and first six months of 2013 increased marginally compared to the respective 2012 periods despite 11% and 8% fewer tonnes mined in the second quarter and first six months respectively. The higher mining costs were primarily due to the mix of ore sources and the impact of transitioning into the Offset zone as well as increased costs for power, infill drilling, parts and supplies, labour, restoration costs, nipping, rehabilitation, level maintenance and contractors. In the second quarter and first six months of 2013, $nil and 143,037 tonnes of lower cost Roby zone tonnes were mined respectively compared with 173,069 and 343,386 tonnes in the corresponding respective 2012 periods.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Milling costs increased $0.5 million and $2.4 million in the second quarter and first six months of 2013 respectively despite a reduction in tonnes milled in the respective 2013 period compared to 2012. Mill palladium recovery increased to 80.7% from 77.3% in the second quarter of 2013 compared with 2012 and the cost increase was primarily due to a semi-autogenous mill shell and feed end liner replacement and increased reagent usage partially offset by decreased consumption of grinding media. For the first six months of 2013, mill palladium recovery increased to 80.4% compared to 77.3% in 2012. The increased mill costs were primarily due to the factors noted above plus a $0.9 million semi-autogenous mill liner replacement in the first quarter of 2013.

Inventory and mining costs decreased $2.7 million in the second quarter of 2013 primarily due to a $2.4 million change in concentrate inventory (build-up in 2013 compared to a drawdown in 2012). Inventory and mining costs decreased $1.3 million in the six months ended June 30, 2013 primarily due to a $0.5 million change in inventory and $0.8 million insurance recovery in 2013 related to the water inflows in 2012.

Smelting, refining and freight costs

Smelting, refining and freight costs for the quarter ended June 30, 2013 were $3.4 million compared to $3.8 million in the same period in 2012, a 9% decrease. The decrease over the prior year was primarily due to lower quantities of metals sold, changes in metal prices realized, partially offset by higher smelting and refining charges associated with the current smelter contracts compared to the previous contract and higher freight costs associated with an overseas customer.

Smelting, refining and freight costs for the six months ended June 30, 2013 were $7.2 million compared to $6.7 million in the same period in 2012, a 7% increase. The increase over the prior year was primarily due to changes in metal prices realized, higher smelting and refining charges associated with the current smelter contracts compared to the previous contract and higher freight costs associated with an overseas customer partially offset by lower quantities of palladium sold.

Royalty expense

For the quarter ended June 30, 2013, royalty expense was $0.9 million compared to $1.5 million in the same period in 2012. The decrease was primarily due to the impact of a mining tax charge in 2013, lower quantities of metal sold and higher smelting, refining and freight costs partially offset by higher payable metal prices for palladium.

For the six months ended June 30, 2013, royalty expense was $3.4 million compared to $3.1 million in the same period in 2012. The 11% increase was primarily due to higher payable metal prices for palladium partially offset by lower quantities of palladium sold, higher smelting, refining and freight costs and the impact of a mining tax charge in the second quarter of 2013.

Depreciation and amortization

Depreciation and amortization for the quarter ended June 30, 2013 and the first six months of 2013 was $7.0 million and $13.1 million respectively, compared to $4.9 million and $8.7 million for the respective 2012 periods. The increase over the prior year was primarily due to a significant increase in depreciable assets associated with the LDI mine expansion including the Offset zone and tailings management facilities partially offset by fewer tonnes mined.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

OTHER EXPENSES

Exploration

Exploration expenditures for the quarter ended June 30, 2013 were $2.2 million (2012—$2.8 million) exclusive of an additional $0.6 million of Offset zone exploration which was capitalized. Of the $2.2 million expense in 2013, $0.9 million was spent on the Sheriff, North VT Rim, South VT Rim, North LDI and Roby Northeast near mine targets and $0.1 million was spent on greenfields targets including Wakinoo Lake, Demars Lake and Chisamore properties. In the second quarter of 2013, 3,595 metres of exploration drilling was done on near mine targets.

Exploration expenditures for the six months ended June 30, 2013 were $7.0 million (2012—$5.9 million) exclusive of an additional $1.8 million of Offset zone exploration which was capitalized. Of the $7.0 million expense in 2013, $2.9 million was spent on the Sheriff, North VT Rim, South VT Rim, North LDI, South LDI and Roby Northeast near mine targets and $1.2 million was spent on greenfields targets including Wakinoo Lake, Demars Lake, Chisamore and North LDI properties. In the six months ended June 30, 2013, 18,678 metres of exploration drilling was done with 13,738 metres on near mine targets and 4,940 metres on greenfields properties.

Loss on Extinguishment of Debt

In June 2013, in association with a financing, the Company repaid existing senior secured notes and incurred an $11.0 million loss including a $7.2 million debt repayment premium.

Interest expense and other costs

Interest expense and other costs for the second quarter of 2013 and the first six months of 2013 were $4.3 million and $5.6 million respectively, compared to $1.3 million and $2.3 million in the respective 2012 periods. The increases were primarily due to $2.3 million of financing costs and $0.8 million loss on investment in 2013.

Foreign exchange loss (gain)

For the second quarter and first six months of 2013, foreign exchange losses increased by $4.8 million and $5.4 million respectively, primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the credit facility that is denominated in US$.

GOLD OPERATIONS

On March 22, 2013, the Company sold NAP Quebec for gross proceeds of $18.0 million in cash, 1.5 million common shares of Maudore Minerals Ltd. and $1.8 million of receivable inventory amounts. For Financial Statement purposes, NAP Quebec has been treated as a discontinued operation (held for sale) in 2013 and 2012. The Company has recorded $2.5 million income from discontinued operations, including a gain on disposal of discontinued operations of $1.5 million, for the period ended June 30, 2013 compared to a loss from discontinued operations of $2.2 million for the period ended June 30, 2012.

NAP’s gold division consisted of the Vezza gold mine, the Sleeping Giant mill, the closed Sleeping Giant mine and a number of nearby exploration projects, all located in the Abitibi region of Quebec. Please refer to note 4 (discontinued operations and assets held for sale) in the Financial Statements for additional information regarding the gold division.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

SUMMARY OF QUARTERLY RESULTS

(expressed in thousands of Canadian dollars except per share amounts)

	2013		2012				2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$33,213	$47,090	$42,368	$36,193	$40,563	$41,580	$37,205	$32,689
Production costs	25,701	28,941	23,937	24,257	27,948	25,394	25,990	22,497
Exploration expense	2,192	4,840	5,961	2,604	2,764	3,184	2,390	1,742
Capital expenditures	27,805	38,068	41,810	34,088	32,072	37,210	44,446	39,673
Net income (loss) from continuing operations	(26,268)	(5,357)	(3,739)	(5,908)	(1,903)	147	(4,343)	356
Cash provided by (used in) operations	(2,849)	3,165	39,045	5,174	4,833	7,645	(147)	16,232
Cash provided by financing activities	51,970	17,096	2,299	35,280	46,712	6,201	69,433	71
Cash used in investing activities	(27,805)	(37,078)	(41,831)	(33,864)	(31,829)	(37,131)	(43,864)	(38,822)
Net income (loss) per share from continuing operations
- basic	$(0.15)	$(0.03)	$(0.02)	$(0.03)	$(0.01)	$0.00	$(0.03)	$(0.00)
- diluted	$(0.16)	$(0.03)	$(0.02)	$(0.03)	$(0.02)	$0.00	$(0.03)	$(0.00)
Net income (loss) per share
- basic	$(0.15)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.01)	$(0.03)	$(0.00)
- diluted	$(0.16)	$(0.02)	$(0.02)	$(0.03)	$(0.03)	$(0.01)	$(0.03)	$(0.00)
Tonnes milled	483,266	503,585	511,226	504,022	528,068	519,944	531,825	442,253
Palladium sold (ounces)	32,620	39,760	44,394	36,218	42,285	38,948	35,116	34,524

For the second quarter of 2013 compared to the first quarter of 2013:

•

revenues decreased significantly primarily due to fewer tonnes of mineralized material mined and milled with lower palladium grades and a build-up concentrate inventory at the end of the second quarter.

•	production costs decreased primarily due to the factors noted above partially offset by increased cost per tonne mined and milled.

•	capital expenditures decreased primarily due to lower spending as phase 1 of the Offset zone as the project nears completion

•

loss from continuing operations increased primarily due to: $15.4 million of financing related costs including an $11.0 million loss on extinguishment of debt and $2.3 million of financing costs; $4.5 million foreign exchange loss on US$ denominated debt; and, higher losses from mining operations in the second quarter of 2013

•

cash provided by financing activities increased primarily due to closing a US$130 million secured term loan and issuing $9.6 million of flow-through common shares in the second quarter partially offset by repayment of existing senior secured debt.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Cash provided by (used in) operations prior to changes in non-cash working capital	$(3,233)	$5,117	$(202)	$11,778
Changes in non-cash working capital	384	(284)	518	669

Cash provided by (used in) operations	(2,849)	4,833	316	12,477
Cash provided by financing	51,970	46,712	69,066	52,913
Cash used in investing	(27,805)	(31,829)	(64,883)	(68,960)

Increase (decrease) in cash from continuing operations	21,316	19,716	4,499	(3,570)
Net change in cash attributable to discontinued operations	—	(15,066)	20,142	(23,949)

Increase (decrease) in cash and cash equivalents	$21,316	$4,650	$24,641	$(27,519)

Operating Activities

For the quarter ended June 30, 2013, cash used in operations prior to changes in non-cash working capital was $3.2 million, compared to cash provided of $5.1 million in the prior year quarter. The decrease was primarily due to the $24.4 million increase in net loss in 2013 partially offset by a $2.1 million non-cash increase in depreciation and amortization and an $11.0 million loss on refinancing. For the six months ended June 30, 2013, cash used in operations prior to changes in non-cash working capital was $0.2 million, compared to cash provided of $11.8 million in the prior year. The decrease was primarily due to the $29.9 million increase in net loss in 2013 before non-cash adjustments of a $4.4 million increase in depreciation and amortization and an $11.0 million loss on refinancing.

During the second quarter of 2013, changes in non-cash working capital resulted in a source of $0.4 million compared to a use of $0.3 million in the prior year. The decreased use of $0.7 million in the quarter was primarily due to a movement in accounts receivable of $16.6 million partially offset by a movement in accounts payable of $11.9 million. During the six months ended June 30, 2013, changes in non-cash working capital resulted in a source of cash of $0.5 million compared to $0.7 million in the prior year. The change of $1.2 million was primarily due to a movement in accounts receivables of $18.8 million partially offset by a movement in accounts payable of $15.1 million.

Financing Activities and Liquidity

For the quarter ended June 30, 2013, financing activities provided cash of $52.0 million consisting primarily of $131.9 million of senior secure term loan issued and $9.6 million of share issuance less $79.2 million repayment of senior secured notes and $8.8 million from a repayment of the credit facility. This compared to cash provided by financing activities of $46.7 million in the prior year period consisting primarily of $32.9 million of share issuance and a $15.3 million drawdown of the credit facility. For the six months ended June 30, 2013, financing activities provided cash of $69.1 million consisting primarily of $131.9 million of senior secured term loan issued, $9.6 million of common share issuance and $14.2 million from a drawdown on the credit facility less a $79.2 million repayment of senior secured notes and $5.9 million for interest paid. This compared to cash provided by financing activities of $52.9 million in the prior year period consisting primarily of $32.9 million of common share issuance, $11.2 million in capital leases and $15.3 million drawdown of the credit facility partially offset by $4.0 million interest paid on long-term debt and repayment of $2.6 million of capital leases obligations.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Investing Activities

For the quarter ended June 30, 2013, investing activities used $27.8 million (2012—$31.8 million) of cash primarily due to additions to mining interests of $27.8 million (2012—$32.1 million). For the six months ended June 30, 2013, investing activities used $64.9 million (2012—$69.0 million) of cash primarily due to additions to mining interests of $65.9 million (2012—$69.3 million). Refer to the capital expenditure section of this MD&A for additional details.

Liquidity and Capital Resources

As at June 30, 2013, the Company had cash and cash equivalents of $44.8 million compared to $20.2 million as at December 31, 2012. The increase was due primarily to the sources and uses of cash noted above. The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

The Company has, subject to a borrowing base cap, a US$60.0 million credit facility that is secured by certain of the Company’s accounts receivables and inventory that may be used for working capital and general corporate purposes and is due July 4, 2014. As at June 30, 2013, the borrowing base calculation limited the credit facility to a maximum of US$37.9 million and was fully utilized.

The Company has $11.4 million of finance leases funding equipment for the LDI mine expansion. Please also see the contractual obligations below for additional commitments.

The Company’s anticipated operating cash flows and existing cash resources are expected to be sufficient to fund capital expenditures relating to the shaft construction anticipated for the remainder of 2013 and as a result the Company will does not expect to need to raise additional funds for these expenditures. While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred an adjusted net loss of $5.0 million for the six month period ended June 30, 2013. The Company’s ability to continue operations and exploration and development activities is dependent upon the Company funding the capital expenditures required to continue the LDI mine expansion to the end of 2013. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft and profitable operations of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing.

In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.6 million. In June 2013, the Company issued approximately 8.7 million of flow-through common shares at a price of $1.155 per share for net proceeds of approximately $9.6 million. The Company is required to spend the aggregate gross proceeds of $20.0 million on eligible exploration and mine development expenditures, which expenditures must be renounced to investors in 2013.

In June 2013, holders of 60,000 of the Company’s 72,000 palladium warrants exercised their warrants. In settlement of the warrants, the Company issued approximately 0.6 million common shares at an average price of approximately $1.11 per share in June and paid approximately $1.7 million in cash in July. As at August 7, 2013, 12,000 palladium warrants remained outstanding.

In June 2013, the Company completed a US$130 million secured term loan financing that bears interest at 15% per annum and is due June 7, 2017. A portion of the proceeds from the term loan were used to repay existing senior indebtedness. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits.

In June 2013, the Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by a first priority security on the Company’s accounts receivables and inventories and a second priority security on all other assets.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

In November 2012, the Company issued 2.4 million flow-through common shares at a price of $1.65 per share for net proceeds of $3.6 million. The Company is required to spend the gross proceeds of $4.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at June 30, 2013, the full gross proceeds had been spent.

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share. Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt with the remaining portion of $6.9 million allocated to the conversion feature and recorded in equity. If all of the convertible debentures were converted into common shares, 14,827,586 additional common shares would be issued.

During the second quarter of 2012, LDI signed a three-year smelting and refining contract for the majority of the mine’s concentrate. This new contract has higher smelting and refining charges than the previous contract, but has a shorter payment period, which has enabled the Company to reduce its investment in working capital.

Contractual Obligations

Contractual obligations are comprised as follows:

As at June 30, 2013	Payments Due by Period
($000s)	Total	1-3 Years	3-5 Years	5+ Years
Finance lease obligations	$11,409	$7,071	$4,338	$—
Operating leases	5,636	5,089	547	—
Purchase obligations	62,239	62,239	—	—

	$79,284	$74,399	$4,885	$—

In addition to the above, the Company also has asset retirement obligations at June 30, 2013 in the amount of $14.7 million for the LDI mine. The Company obtained letters of credit of $14.1 million as financial surety for these future outlays. As a result, $0.6 million of funding is required prior to or upon closure of these properties.

Contingencies and Commitments

Please refer to notes 16 and 19 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended June 30, 2013.

OUTSTANDING SHARE DATA

As of August 7, 2013, there were 196,781,376 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2013 Corporate Stock Option Plan entitling holders thereof to acquire 3,642,499 common shares of the Company at a weighted average exercise price of $2.83 per share. In conjunction with $72.0 million of convertible debentures issued in 2011 and repaid in June 2013, a palladium warrant consisting of 0.35 of an ounce of palladium at a strike price of US$620 per ounce was issued with each $1,000 convertible debenture representing an aggregate of 25,200 ounces of palladium. As at August 7, 2013, 12,000 palladium warrants were outstanding representing 4,200 ounces. On the exercise of the palladium warrants, in certain circumstances the Company has the option of settling the warrants with either cash or common shares. Assuming a June 30, 2013 exercise date, the Company estimates that the number of common shares which would have been required to settle the remaining 12,000 outstanding palladium warrants representing 4,200 ounces was approximately 0.3 million common shares.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Going Concern

The Financial Statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2013, the Company had a cash balance of $44.8 million and a working capital surplus of approximately $26.7 million and raised an additional $9.6 million of equity in July 2013. During the quarter ended June 30, 2013, the Company restructured its debt borrowings to extend the maturity date of its borrowings and extended the maturity date of its credit facility to July 2014. While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred an adjusted net loss of $5.0 million for the six month period ended June 30, 2013. The Company’s ability to continue operations and exploration and development activities is dependent upon the Company funding the capital expenditures required to continue the LDI mine expansion to the end of 2013. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft and profitable operations of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing. Accordingly, these conditions could result in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The Financial Statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•

Depreciation and amortization expensed in the statement of operations may change or be impacted where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the asset’s selling price less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

d.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

f.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the condensed interim consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the condensed interim consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s condensed interim consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under this amendment have been included in the Company’s condensed interim consolidated financial statements.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the condensed interim consolidated financial statements of the Company.

New Standards and Interpretations Not Yet Adopted

The following new standards, amendments to standards and interpretations are not yet effective or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s condensed interim consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities and the Company’s Short Form Base Shelf Prospectus filed on February 12, 2013, the reader should also consider the following risk factors:

Going Concern Risk – The Company’s ability to continue operations and exploration and development activities (including the LDI mine expansion) as a going concern is dependent upon the Company funding the capital expenditures required to continue the LDI mine expansion to the end of 2013. There can be no assurance that, if the Company requires additional funding, that the Company will be able to raise additional capital or obtain sufficient financing or that any such financing would be available in a timely manner or on terms favourable to the Company.

Liquidity Risk – The Company may be exposed to liquidity risk, which is the risk that the Company will not be able to meet its financial obligations as they become due. The Company incurred an adjusted loss of $5.0 million for the six months ended June 30, 2013 and has incurred net losses for each of the four immediately preceding quarters. While the Company had a working capital surplus of approximately $26.7 million as at June 30, 2013 and raised an additional $9.6 million of equity in July 2013, achievement of its goals is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft and profitable operations of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing.

Financing Risk – The Company’s ability to secure future financing is depending on numerous factors, many of which are outside of the Company’s control. Inability or failure to obtain additional capital or generate sufficient cash flows to satisfy its funding requirements could have a material adverse impact on the Company’s financial conditions, operations

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

and ability to grow, including delays or indefinite postponements to the LDI mine expansion and the Company’s ability to repay its credit facility when it becomes due. If the Company is unable to repay its debts as they come due or is in breach of its covenants, the lender would be entitled to enforce the related security agreement by taking possession of the pledged collateral. Alternatively, the Company would have to refinance the debt, which refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could restrict its business operations.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the quarter ended June 30, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

For the quarter ended June 30, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Form 40-F/Annual Information Form, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC’s website at www.sec.gov.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce of palladium, adjusted net income, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be an indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Reconciliation of Palladium Cash Cost per Ounce

	Three months ended June 30		Six months ended June 30
($000s except ounce and per ounce amounts)	2013	2012	2013	2012
Production costs including overhead	$25,701	$27,948	$54,642	$53,342
Smelting, refining and freight costs	3,406	3,760	7,208	6,735
Royalty expense	892	1,471	3,401	3,065
Mine restoration costs, net of insurance recoveries	(268)	(734)	49	(734)

Operational expenses	29,731	32,445	65,300	62,408
Less by-product metal revenue	11,142	14,122	27,018	29,302

	$18,589	$18,323	$38,282	$33,106

Divided by ounces of palladium sold	32,620	42,285	72,380	81,233
Cash cost per ounce (CDN$)	$570	$433	$529	$408
Average exchange rate (CDN$1 – US$)	0.99	0.99	0.99	0.99

Cash cost per ounce (US$), net of by-product credits	$564	$429	$524	$404

Adjusted net income

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. Providing adjusted net income allows the reader to evaluate the results of the underlying business of the Company.

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North American Palladium Ltd.

Adjusted net income is a Non-IFRS financial measure, which excludes the following from loss: exploration; loss (gain) from discontinued operations; mine start-up costs and closure costs; asset impairment charges and insurance recoveries; mine restoration costs due to flood and retirement payments; foreign exchange loss (gain); loss on refinancing; loss in investments held for trading; and, financing costs.

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Net loss and comprehensive loss for the period	$(26,268)	$(3,053)	$(29,116)	$(3,981)
Exploration	2,192	2,764	7,032	5,948
(Income) loss from discontinued operations	—	1,150	(2,509)	2,225
Mine restoration costs, net of insurance recoveries	268	734	(49)	734
Foreign exchange loss (gain)	4,495	(258)	5,317	(39)
Loss on extinguishment of debt	11,035	—	11,035	—
Financing costs	2,318	—	2,399	—
Loss on investments held for trading	844	—	844	—

Adjusted net (loss) income	$(5,116)	$1,337	$(5,007)	$4,887

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a Non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs; depreciation and amortization; exploration; loss (income) from discontinued operations; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Loss and comprehensive loss from continuing operations for the period	$(26,268)	$(1,903)	$(31,625)	$(1,756)
Interest expense and other costs	4,324	1,257	5,583	2,283
Loss on extinguishment of debt	11,035	—	11,035	—
Depreciation and amortization	7,004	4,905	13,089	8,697

EBITDA	$(3,905)	4,259	$(1,918)	9,224
Exploration	2,192	2,764	7,032	5,948
Mine restoration costs, net of insurance recoveries	268	734	(49)	734
Foreign exchange loss (gain)	4,495	(258)	5,317	(39)

Adjusted EBITDA	$3,050	$6,765	$10,382	$15,133

SECOND QUARTER REPORT 2013